SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on Delisting of Own Shares from the Frankfurt Stock Exchange (Tuesday, December 16, 2008)

2.	Notice on results of the program of purchasing own shares (Tuesday, December 16, 2008)

3.	Notice regarding decision on establishing a program of purchasing own shares (Tuesday, December 16, 2008)

December 16, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on Delisting of Own Shares from the Frankfurt Stock Exchange

Please be advised that Kubota Corporation (hereinafter the “Company”) resolved at the Board of Directors’ Meeting held on December 16, 2008 to apply for delisting its shares from the Frankfurt Stock Exchange which are listed in the form of Global Bearer Certificate.

1. Reasons for delisting

Trading volume of shares of the Company in the form of Global Bearer Certificate on the Frankfurt Stock Exchange is very low, and thus the delisting would cause no substantial inconvenience to the Company’s shareholders and investors.

2. Stock exchanges on which the Company will maintain its listing

Tokyo Stock Exchange, Osaka Securities Exchange and New York Stock Exchange

3. Schedule

The applications for delisting its shares will be submitted to the Frankfurt Stock Exchange from this day onward. The Company expects to complete the delisting procedures by the end of May 2009.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

December 16, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on results of the program of purchasing own shares

Please be advised that the program of purchasing its own shares established at the Board of Directors’ Meeting of Kubota Corporation (“the Company”) held on September 25, 2008 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

Results of the purchase of its own shares

(1) Term of validity:	From September 26, 2008 to December 15, 2008

(2) Total number of shares purchased:	5,400,000 shares

(3) Total amount of shares purchased:	¥ 2,683,724,000

(Reference)

(1)	Details of resolution at the Board of Directors’ Meeting held on September 25, 2008

Type of shares to be purchased:	Shares of common stock of the Company

Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued excluding treasury stock)

Amount of shares to be purchased:	Not exceeding ¥10 billion

Term of validity:	From September 26, 2008 to December 15, 2008

(2)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of December 16, 2008

Total number of shares issued excluding treasury stock:	1,272,625,180 shares

Total number of treasury stock :	13,294,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

December 16, 2008

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice regarding decision on establishing a program of purchasing own shares

Please be advised that Kubota Corporation (“the Company”) resolved at the Board of Directors’ Meeting held on December 16, 2008 to establish a program of purchasing its own shares, pursuant to Article 156 of the Corporate law after applying the regulations of Article 165 Paragraph 3 of said law.

1. Purpose for the purchase of its own shares

The Company will purchase its shares in order to create more value per share, as a part of returning profit to shareholders.

2. Details of the purchase of its own shares

1) Type of shares to be purchased:	Shares of common stock of the Company

2) Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of total numbers of shares issued excluding treasury stock)

3) Amount of shares to be purchased:	Not exceeding ¥10 billion

4) Term of validity:	From December 17, 2008 to March 23, 2009

(Reference)

The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of December 16, 2008.

Total number of shares issued excluding treasury stock:	1,272,625,180 shares

The number of treasury stock:	13,294,000 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: December 17, 2008	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director, General Manager of Finance & Accounting Department